NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Southern Company

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of May 1, 2024 Climate Action 100+ 2024 Proxy Season & Flagged Shareholder Votes webpage and linked text from the New York State Common Retirement Fund’s proxy voting announcement.

AGM Date – 22 May 2024
The Southern Company	Item 6: Disclose Short-, Medium- and Long-Term Operational GHG Targets. Filed by Mercy Investment Services and BNP Paribas Asset Management	Shareholder Proposal	Mercy Investment Services Exempt Solicitation and investor signatory New York State Common Retirement Fund’s pre-declaration.

Southern Company	5/22/2024	For Shareholder Proposal Regarding Disclosing Short-, Medium-, and Long-term Operational GHG Targets

Southern’s existing GHG targets are inadequate to align with a 1.5C pathway. Setting robust operational GHG targets is critical for the company to address climate risks.